FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 30, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “Jan Kalff steps down as Member of the Supervisory Board of ABN AMRO”, dated October 30, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 30, 2003	By:	/s/ R.W.J. Groenink
Name: Mr. R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

Item 1

Press Release

Amsterdam, 30 October 2003

Jan Kalff steps down as Member of the Supervisory Board of ABN AMRO

ABN AMRO announces that Jan Kalff has decided to step down as a Member of the Supervisory Board of ABN AMRO.

Mr Kalff is Chairman of the Supervisory Board of Hagemeyer, a company currently in the process of a financial restructuring. ABN AMRO is playing a central role in the negotiations with Hagemeyer on behalf of a large group of financial institutions.

At all times Mr Kalff has made sure that his responsibilities as an ABN AMRO Supervisory Board Member and Chairman of the Supervisory Board of Hagemeyer were strictly separated.

However, in the current phase of the restructuring of Hagemeyer, Mr Kalff wants to underline his efforts to prevent any potential conflicts of interest. For that reason he has decided to step down as a Member of the Supervisory Board of the bank.

The Supervisory Board and the Managing Board of ABN AMRO respect his decision.

Mr Aernout Loudon, Chairman of the ABN AMRO Supervisory Board, said: “We regret the fact that Mr Kalff has stepped down. He was an excellent Board Member thanks to his expertise in banking, his dedication and integrity. He leaves the bank after a career of almost 40 years, serving the last three years as a Member of the Supervisory Board. The bank owes him a debt of gratitude for his outstanding contribution over these many years.”

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Enquiries:

ABN AMRO press relations +31 20 6288900	ABN AMRO investor relations +31 20 6287835